Exhibit 99.1

Brussels – 27 March 2026 – 7:00 am CET

AB InBev Announces the Retirement of Longstanding Chairman Martin J. Barrington

Martin J. Barrington, Chairman of the Board of Directors for the past Seven Years, To Retire After More Than Nine Years of Board Service

27 March 2026 – Today, Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) announced that Board Chairman Martin J. Barrington will be retiring from his position on the Company’s Board of Directors following the Annual Shareholders’ Meeting on 29 April 2026.

Mr. Barrington has served on the Board since 2016 and as Chairman since 2019. He is retiring in line with the Company’s Corporate Governance Charter provision respecting retirement at age 70.

At the Board’s request, Mr. Barrington extended his tenure as Chairman for two additional terms beyond the cut-off age to help steer the Board and set the company up for future success.

“It has been a pleasure to serve on and lead the AB InBev Board, working alongside such strong and passionate leaders,” said Mr. Barrington. “The company is well positioned to lead and grow the beer category and deliver long-term value to its shareholders. It’s been a privilege to work with CEO Michel Doukeris and his team as they continue to lead and shape this wonderful company.”

To fill the Restricted Share Director seat left by Mr. Barrington’s retirement, the Restricted Shareholders have proposed Mr. William F. Gifford, Jr., who has previously been an AB InBev director and is the retiring CEO of Altria Group, Inc., subject to shareholder approval at the Annual Shareholders’ Meeting on 29 April 2026. A new Chairman will be seated in due course with the input from the new Directors following the Annual Shareholders’ Meeting.

The convening notice for the Annual Shareholders’ Meeting of 29 April 2026 has been published today and is available on AB InBev’s website (www.ab-inbev.com).

ab-inbev.com________________________________________________________	Press release – 27 March 2026 – 1

About AB InBev

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Beer is the drink for moderation, and for over a century, AB InBev has championed responsible drinking. We are committed to providing our consumers with balanced choices to enjoy on any occasion. We also invest in marketing that aims to reinforce positive behaviors, and we work with communities, customers, and partners to promote responsible consumption through evidence-based initiatives.

Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 137 000 colleagues based in more than 40 countries worldwide. For 2025, AB InBev’s reported revenue was 59.3 billion USD (excluding JVs and associates).

Anheuser-Busch InBev Contacts

Investors	Media

Shaun Fullalove	Media Relations
E-mail: shaun.fullalove@ab-inbev.com	E-mail: Media.Relations@ab-inbev.com

Ekaterina Baillie
E-mail: ekaterina.baillie@ab-inbev.com

Patrick Ryan
E-mail: patrick.ryan@ab-inbev.com

ab-inbev.com________________________________________________________	Press release – 27 March 2026 – 2